Exhibit 99.120

CONSENT OF EXPERT

United States Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

Re:	Rio Alto Mining Limited – Form 40-F

I, Linton Kirk, do hereby consent to the filing of the written disclosure regarding:

1)

the technical report entitled “La Arena Project, Peru”, effective July 31, 2010, prepared by Linton Kirk, B.E. (Min), FAusIMM (CP), Beau Nicholls, BSc (Geol), MAIG, Doug Corley, BSc (Hons), MAIG and Christopher Witt BSc (Met), MAusIMM, of extracts from or a summary of the technical report and of certain mineral resource or reserve estimates and other information pertaining to the project and;

2)

the technical report entitled “La Arena Project, Peru”, effective September 30, 2011, prepared by Enrique Garay, M Sc. P. Geo. (MAIG), Ian Dreyer, B.App. Sc, MAusIMM (CP), Linton Kirk, B.E. (Min), FAusIMM (CP) and Chris Kaye, B E (Chem) FAusIMM, and of extracts from or a summary of the technical report and of certain mineral resource or reserve estimates and other information pertaining to the project, and;

3)	the use of my name in the Annual Information Form dated March 30, 2012, the Annual Information Form dated August 29, 2011 and the Annual Information Form dated August 30, 2010 and;

4)	the use of my name in the Registration Statement on Form 40-F of Rio Alto Mining Limited and any amendments thereto.

DATED the 18 day of December, 2012

By:	/s/ Linton Kirk
Name: Linton Kirk, B. E. (Min), FAusIMM (CP)
Company: Kirk Mining Consultants Pty Ltd
Title: Principal Mining Engineer